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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A-1
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              ELTRAX SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   290375 10 4
                      (CUSIP Number of Class of Securities)

                                JEFFREY L. FORMAN
                           JAFFE, RAITT, HEUER & WEISS
                         ONE WOODWARD AVENUE, SUITE 2400
                                DETROIT, MI 48226
                                 (313) 961-8380
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)


                                 OCTOBER 2, 1997
             (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 6 Pages

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CUSIP No.   290375 10 4                 13D                   Page 2 of 6 Pages


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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
 CUSIP No. 290375 10 4
-------------------------------------------------------------------------------

 1     NAME OF REPORTING PERSON         WILLIAM P. O'REILLY
       S.S. or I.R.S. Identification No. of Above Person
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) / /
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 3     SEC USE ONLY
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 4     SOURCE OF FUNDS*                   PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        / /
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     UNITED STATES
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        NUMBER OF        7     SOLE VOTING POWER       1,358,266
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
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                         8     SHARED VOTING POWER          -0-
                         ------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER       1,358,266
                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER          -0-
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,358,266 (SEE ITEM 5)
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                             / /
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.1%
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 14    TYPE OF REPORTING PERSON*          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
-------------------------------------------------------------------------------

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CUSIP No.   290375 10 4                 13D                   Page 3 of 6 Pages

ITEM 1.        SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation ("Eltrax" or the "Company"). The Company's principal executive offices are located at 2000 Town Center, Suite 690, Southfield, Michigan 48075.

ITEM 2.        IDENTITY AND BACKGROUND.

     This Amendment No. 1 to Schedule 13D is filed by Mr. William P. O'Reilly (the "Reporting Person"). The Reporting Person's business address is 2000 Town Center, Suite 690, Southfield, Michigan 48075. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person purchased 543,480 shares of Common Stock and warrants to purchase 314,286 shares of Common Stock for $250,000.08 in June, 1995, 140,000 shares of Common Stock for $420,000 in June, 1996, and 100,000
"Units" (as described in the fifth paragraph of Item 4) for $400,000.00 in October, 1997. The funds used for the purchases reported herein were derived from the personal funds of the Reporting Person.

ITEM 4.        PURPOSE OF TRANSACTION.

JUNE, 1995 TRANSACTION

     In order to achieve and maintain a total shareholders' investment for Eltrax so that the Company's Common Stock would continue to be eligible for listing on the NASDAQ SmallCap Market System, the Company's Board of Directors determined to seek an infusion of equity in 1995. Through its new chief executive officer at such time, Mr. Mack V. Traynor III, the Reporting Person and Mr. Clunet Lewis, two accredited investors, became interested in investing in the Company as a personal investment.

     On June 21, 1995, the Company signed a Term Sheet that contemplated a private placement of shares of Common Stock of the Company to the Reporting Person and Messrs. Clunet R. Lewis and Mack V. Traynor III (the Reporting Person and Messrs. Lewis and Traynor are hereinafter sometimes collectively referred to as the "Investors"), subject to definitive documentation and a closing in escrow. On June 30, 1995, in accordance with the terms of a Subscription Agreement and Letter of Investment Intent between the Company and each of the Investors, the Company sold an aggregate of 760,872 shares of Common Stock in the private placement, representing 17% of the outstanding shares of capital stock of the Company as of June 30, 1995 after closing of the sale

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CUSIP No.   290375 10 4                 13D                   Page 4 of 6 Pages

(20.7% before closing of the sale). No escrow was used. The shares are "restricted stock," as defined pursuant to rules promulgated under the Securities Act of 1933, as amended, and have Form S-3 demand registration rights which will expire on December 21, 2002. All expenses of such registration will be borne by the Company, except legal fees of each Investor.

     In this transaction, the Company also issued Warrants to the Investors to purchase an aggregate of 500,000 shares of Common Stock (collectively). The exercise price is $0.75 per share for 250,000 of the shares that can be acquired pursuant to such Warrants and is $1.00 per share for the other 250,000 shares that can be acquired pursuant to such Warrants. Messrs. O'Reilly, Lewis and Traynor acquired warrants to purchase the following number of shares with the following exercise price in the private placement:
Mr. O'Reilly, 157,143 shares at $0.75 per share, 157,143 shares at $1.00 per share; Mr. Lewis, 71,428 shares at $0.75 per share, 71,429 shares at $1.00 per share; and Mr. Traynor, 21,429 shares at $0.75 per share, 21,428 shares at $1.00 per share. The warrants have a seven-year term and carry piggyback registration and Form S-3 registration rights.

JUNE, 1996

     In June, 1996, the Reporting Person acquired 140,000 shares of Common Stock in a private transaction to be held as a personal investment.

OCTOBER, 1997

     On October 2, 1997, the Reporting Person acquired 100,000 Company "Units" in a private placement at a price of $4.00 per Unit. Each "Unit" consists of one share of Common Stock and a warrant to acquire a share of Common Stock at $6.25 per share. The Reporting Person acquired the Units to be held as a personal investment.

     Each of the Investors is currently a member of the Company's Board of Directors. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company, and Mr. Lewis is Secretary and General Counsel of the Company. The Investors may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person is the beneficial owner of 1,358,266 shares of Common Stock, which represents approximately 12.1% of the outstanding shares of Common Stock according to information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and taking into account the subsequent issuances of (i) 650,000 shares of Common Stock by the Company pursuant to two acquisitions and (ii) 1,050,000 shares of Common Stock in a recent private placement. Specifically, the Reporting Person is the record owner of 683,480 shares of Common Stock, and, pursuant to Rule 13d-3, (i) the beneficial owner of 200,000 shares of Common Stock by virtue of his being the trustee of the charitable trust that is the record owner of a 100,000 shares of Common Stock and a warrant to acquire 100,000 shares of

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CUSIP No.   290375 10 4                 13D                   Page 5 of 6 Pages

Common Stock, and (ii) the beneficial owner of 474,786 shares of Common Stock by virtue of his currently exercisable options and warrants to acquire that number of shares of Common Stock.

     (b) The Reporting Person maintains the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he beneficially owns.

     (c) As described in the fifth paragraph of Section 4, on October 2, 1997, the Reporting Person acquired 100,000 Company "Units" in a private placement at a price of $4.00 per Unit.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the warrants described in the third paragraph of Item 4, the Reporting Person holds:

     (a) a stock option to purchase 1,500 shares of Common Stock at $0.875 per share that expires on August 22, 2005;

     (b) a stock option to purchase 1,500 shares of Common Stock at $1.5313 per share that expires on October 2, 2005;

     (c) a stock option to purchase 1,500 shares of Common Stock at $1.7118 per share that expires on January 2, 2006;

     (d) a stock option to purchase 1,500 shares of Common Stock at $3.375 per share that expires on April 1, 2006; and

     (e) a stock option to purchase 1,500 shares of Common Stock at $6.875 per share that expires on July 2, 2006;

     (f) a stock option to purchase 1,500 shares of Common Stock at $5.7188 per share that expires on October 1, 2006;

     (g) a stock option to purchase 1,500 shares of Common Stock at $5.3125 per share that expires on January 2, 2007;

     (h) a stock option to purchase 150,000 shares of Common Stock at $5.25 per share that expires on September 19, 2007; and
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CUSIP No.   290375 10 4                 13D                   Page 6 of 6 Pages

     (i) a warrant (which is included within the Units described in the fifth paragraph of Item 4) to purchase 100,000 shares of Common Stock at $6.25 per share that expires on September 30, 2002.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 3, 1997

                                          /s/ William P. O'Reilly
                                        --------------------------------------
                                        William P. O'Reilly